

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 29, 2023

Jason Brooks
President and Chief Executive Officer
Rocky Brands, Inc.
39 East Canal Street
Nelsonville, OH 45764

> **Re: Rocky Brands, Inc.**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 28, 2023**
> **File No. 001-34382**

Dear Jason Brooks:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Disclosure Review Program